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November 26, 1997



Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:


We were previously principal accountants for Syncronys Softcorp and, under date of October 10, 1997 we reported on the consolidated financial statements of Syncronys Softcorp and subsidiary as of June 30, 1997 and for each of the years in the two year period ended June 30, 1997. We also reported, under date of August 16, 1996, on the consolidated balance sheet of Syncronys Softcorp and subsidiary as of June 30, 1996. On November 17, 1997 we declined to stand for re-election. We have read Syncronys Softcorp's statements included under Item 4 of its Form 8-K dated November 26, 1997, and we agree with such statements.



                                        Very truly yours,


                                        /s/ KPMG Peat Marwick LLP

                                        KPMG Peat Marwick LLP